Exhibit 99.1

Section 13(r) Disclosure

Hilton Worldwide Inc. (“Hilton”), a company that may be considered one of our affiliates, provided the disclosure reproduced below in connection with activities during the first and second fiscal quarters of 2013 (the “Hilton Disclosure”). We have no involvement in or control over the activities of Hilton, any of its predecessor companies or any of its subsidiaries, and we have not independently verified or participated in the preparation of the Hilton Disclosure.

“During the first fiscal quarter of 2013, the Iranian Ministry of Youth and Sports purchased a number of room nights at the Hilton Ankara, Turkey, which is leased by a foreign affiliate of Hilton. Revenue received by Hilton for these hotel stays was approximately $4,360 and net profit was approximately $1,700. During calendar year 2012, the Embassy of Iran purchased a number of room nights at the hotel and organized a concert event in the hotel ballroom. Revenue received by Hilton for the services provided to the Embassy of Iran in 2012 was approximately $11,070 and net profit was approximately $4,300. Hilton believes that the hotel stays were exempt from the Iranian Transactions and Sanctions Regulations, 31 C.F.R. Part 560, pursuant to the International Emergency Economic Powers Act (“IEEPA”). The Hilton Ankara intends to continue engaging in future similar transactions to the extent they remain permissible under IEEPA.

Also during the first and second fiscal quarters of 2013, certain individual employees at two Hilton-branded hotels in the United Arab Emirates received routine wage payments as direct deposits to their personal accounts at Bank Melli, an entity identified on the Specially Designated Nationals and Blocked Persons List (“SDN List”) maintained by the Office of Foreign Assets Control in the U.S. Department of the Treasury. In addition, certain individual employees at these hotels received routine wage payments as direct deposits to their personal accounts at Bank Melli during calendar year 2012. Both of these hotels are owned by a third party, staffed by employees of the third-party owner and operated pursuant to a management agreement between the owner and a Hilton affiliate. In each case, these payments originated from the third-party owner’s account to the personal accounts of the employees at their chosen bank. During the reporting period, both hotels discontinued making direct deposits to accounts at Bank Melli. No revenues or net profits are associated with these transactions.

During the first and second fiscal quarters of 2013, several individuals stayed at the DoubleTree Kuala Lumpur, Malaysia, pursuant to a rate agreement between the hotel and Mahan Air, an entity identified on the SDN List. The rate agreement was terminated as of May 2, 2013. This hotel is staffed by employees of the third-party owner and operated pursuant to a management agreement between the owner and a Hilton affiliate. Under the rate agreement, which was entered into in the name of the owner, the hotel reserved a number of rooms for Mahan Air crew members at the DoubleTree Kuala Lumpur several times each week. Revenue received by Hilton attributable to Mahan Air crew hotel stays was approximately $1,550 for the first fiscal quarter of 2013 and approximately $430 for the second fiscal quarter of 2013. The DoubleTree Kuala Lumpur also reserved a number of rooms for Mahan Air crew members during calendar year 2012. Revenue received by Hilton attributable to Mahan Air crew hotel stays in 2012 was approximately $3,820. Hilton considers its net profit on management fees to be approximately the same as its revenue.”

Travelport Limited (“Travelport”), a company that may be considered one of our affiliates, included the disclosure reproduced below in its quarterly report on Form 10-Q as filed with the SEC on May 9, 2013 as required by Section 13(r) of the Exchange Act (the “Travelport Disclosure”). We have no involvement in or control over the activities of Travelport, any of its predecessor companies or any of its subsidiaries, and we have not independently verified or participated in the preparation of the Travelport Disclosure.

“As part of our global business in the travel industry, we provide certain passenger travel-related GDS and airline IT services to Iran Air. We also provide certain airline IT services to Iran Air Tours. All of these services are either exempt from applicable sanctions prohibitions pursuant to a statutory exemption permitting transactions ordinarily incident to travel or, to the extent not otherwise exempt, specifically licensed by the U.S. Office of Foreign Assets Control. Subject to any changes in the exempt/licensed status of such activities, we intend to continue these business activities, which are directly related to and promote the arrangement of travel for individuals.

The gross revenue and net profit attributable to these activities in the first quarter of 2013 were approximately $37,800 and $32,100, respectively.”

SunGard Data Systems Inc., SunGard Capital Corp., and SunGard Capital Corp. II (collectively, “SunGard”), a company that may be considered one of our affiliates, included the disclosure reproduced below in its quarterly report on Form 10-Q as filed with the SEC on May 10, 2013 as required by Section 13(r) of the Exchange Act (the “SunGard Disclosure”). We have no involvement in or control over the activities of SunGard, any of its predecessor companies or any of its subsidiaries, and we have not independently verified or participated in the preparation of the SunGard Disclosure.

“As previously reported on our Annual Report on Form 10-K for the year ended December 31, 2012, pursuant to Section 13(r)(1)(D)(i) of the Exchange Act, as amended (the “Exchange Act”), during 2012 a U.K. subsidiary of ours provided certain limited disaster recovery services and hosted co-location of some hardware at our premises in London for Bank Saderat PLC, a bank incorporated and based in the UK. Bank Saderat PLC is identified on the U.S. Treasury Department’s List of Specially Designated Nationals and Blocked Persons pursuant to Executive Order No. 13224. Our subsidiary terminated this contract in the first quarter of 2013, and we do not otherwise intend to enter into any Iran-related activity. The gross revenue and net profits attributable to these activities in 2012 was £16,300 and approximately £5,700, respectively. During the first quarter of 2013, no disaster or unplanned event occurred causing Bank Saderat PLC to make use of our recovery facilities in London, but Bank Saderat PLC did perform annual testing on-site. Our subsidiary is seeking a license from U.S. regulators to return to Bank Sadarat certain funds and equipment that are being held by our subsidiary as a result of the contract termination.”